		Exhibit 12
TELEPHONE AND DATA SYSTEMS, INC. RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (1)

	Three Months Ended
	March 31,
	2015	2014
(Dollars in thousands)
EARNINGS:
Income before income taxes (2)	$291,821	$31,951
Add (deduct):
Equity in earnings of unconsolidated entities	(34,641)	(37,327)
Distributions from unconsolidated entities	12,988	12,820
Amortization of capitalized interest	1,769	2,036
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	(5,611)	(243)
	266,326	9,237
Add fixed charges:
Consolidated interest expense (3)	33,830	28,707
Interest portion (1/3) of consolidated rent expense	15,284	15,535
	$315,440	$53,479

FIXED CHARGES:
Consolidated interest expense (3)	$33,830	$28,707
Capitalized interest	1,655	1,799
Interest portion (1/3) of consolidated rent expense	15,284	15,535
	$50,769	$46,041

RATIO OF EARNINGS TO FIXED CHARGES	6.21	1.16

Tax-effected preferred dividends	$21	$20
Fixed charges	50,769	46,041
Fixed charges and preferred dividends	$50,790	$46,061

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS	6.21	1.16

(1)

Considering, among other things, recent significant divestitures and an increasing amount of rental income in proportion to gross rent expense, TDS revised its approach in the fourth quarter of 2014 in calculating the above ratios to use gross rent expense, rather than net rent expense, for estimating the interest portion of rent expense.  Prior periods have been revised to conform to this presentation.

(2)

Includes Gain on sale of business and other exit costs, net of $123.8 million and $6.9 million in 2015 and 2014, respectively.  Additionally, includes $122.9 million and $91.4 million in Gain on license sales and exchanges, net in 2015 and 2014, respectively.

(3)	Interest expense on income tax contingencies is not included in fixed charges.